Page 1 of 2 Publication of an inside information according to Article 17 para. 1 of the Regulation (EU) No. 596/2014 Planegg/Munich, Germany, March 2, 2023 Ad hoc: MorphoSys Stops Work and Operations on Pre-Clinical Research Programs and Reduces Workforce at its Germany Headquarters MorphoSys AG (FSE: MOR; NASDAQ: MOR) (the “Company”) today announces that it will stop work and operations on its pre-clinical research programs to optimize its cost structure. As a result, MorphoSys will reduce its workforce at the Company’s headquarters in Planegg, Germany, by approximately 17%. While the data from these pre-clinical programs are promising, MorphoSys would need to make substantial investments to bring these programs into the clinic. MorphoSys will explore other options for these pre-clinical research programs. The Company will focus its remaining research work on translational research and technical development support for its mid- to late-stage clinical programs. This action, along with other steps taken over the past year, enables MorphoSys to focus resources on its mid- to late-stage oncology pipeline. *** END OF AD HOC RELEASE

Page 2 of 2 About MorphoSys: At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn. Monjuvi® is a registered trademark of MorphoSys AG. MorphoSys Forward-Looking Statements This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward- looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements, unless specifically required by law or regulation. For more information, please contact: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com